UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission file number: 000-20703

Adeza Biomedical Corporation
(Exact name of Registrant as specified in its charter)

Delaware	77-0054952
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1240 Elko Drive, Sunnyvale, California 94089
(Address of principal executive offices and zip code)

(408) 745-0975
(Registrant’s telephone number, including area code)

PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING ADEZA
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF ADEZA
CORPORATE GOVERNANCE AND BOARD MATTERS
COMPENSATION OF DIRECTORS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION EXERCISES AND STOCK VESTED
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089
(408) 745-0975

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement (this “Information Statement”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder is being mailed on or about March 6, 2007 to the stockholders of Adeza Biomedical Corporation, a Delaware corporation (“Adeza”) with respect to the tender offer by Augusta Medical Corporation (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Cytyc Corporation, a Delaware corporation (“Cytyc”), to the holders of shares of common stock, par value $0.001 per share (the “Shares”), of Adeza (the “Adeza Stockholders”). This Information Statement further supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Adeza with the Securities and Exchange Commission (the “SEC”) on February 16, 2007 and previously mailed to the Adeza Stockholders. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Adeza.

You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the board of directors of Adeza (the “Adeza Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of February 11, 2007 (the “Merger Agreement”), entered into by and among Cytyc, Purchaser and Adeza. A copy of the Merger Agreement has been filed with the SEC as an exhibit to a Current Report on Form 8-K filed by Adeza on February 12, 2007.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on February 16, 2007 to purchase all of the outstanding Shares at a price of $24.00 per share (the “Offer Price”), net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase and Letter of Transmittal dated February 16, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions set forth in the Offer to Purchase, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 16, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Adeza Stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Cytyc with the SEC on February 16, 2007.

Following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and upon approval by a stockholder vote, if required, Purchaser will be merged with and into Adeza with Adeza as the surviving corporation (the “Merger”), whereby each issued and outstanding Share not directly or indirectly owned by Cytyc, Purchaser or Adeza will be converted into the right to receive the Offer Price.

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Purchaser will be entitled to elect or designate such number of directors (the “Purchaser Designees”), rounded up to the next whole number, on the Adeza Board as is equal to the product of (i) the total number of directors on the Adeza Board (giving effect to the directors elected or designated by Purchaser pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by Cytyc, Purchaser and any of its affiliates bears to the total number of Shares then outstanding. Promptly following a request by Purchaser, Adeza shall take all action necessary and desirable to cause the Purchaser Designees to be elected or appointed to the Adeza Board, including, without limitation, at the option of Purchaser, increasing the number of directors, or seeking and accepting resignations of incumbent directors. Adeza shall, upon Purchaser’s request, also cause persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Adeza Board of each committee of the Adeza Board to the extent permitted by applicable law or the rules of the Nasdaq Stock Market (the “Nasdaq Rules”). Adeza’s obligations to appoint Purchaser Designees to the Adeza Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Notwithstanding the foregoing, the Merger Agreement provides that in the event the Purchaser Designees are elected to the Adeza Board, at least three directors who were directors of Adeza on February 11, 2007, the date the Merger Agreement was signed, shall continue to serve on the Adeza Board (each a “Continuing Director” and collectively the “Continuing Directors”) until the effective time of the Merger. Each of such directors must be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq Rules and eligible to serve on Adeza’s audit committee under the Exchange Act and Nasdaq Rules, and at least one such director must be an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and the instructions thereto. The Merger Agreement also provides that in the event the Purchaser Designees constitute a majority of the Adeza Board after they have been elected to the Adeza Board and prior to the effective time of the Merger, the affirmative vote of a majority of the Continuing Directors will be required (i) for Adeza to amend or terminate the Merger Agreement, (ii) to exercise or waive any of Adeza’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the holders of Shares (other than Cytyc or Purchaser), (iii) to amend Adeza’s Amended and Restated Certificate of Incorporation or Adeza’s Amended and Restated Bylaws if such action would materially and adversely affect the holders of Shares (other than Cytyc or Purchaser) or (iv) to take any other action of the Adeza Board under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of Shares (other than Cytyc or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Purchaser Designees to the Adeza Board.

YOU ARE URGED TO READ THIS ENTIRE INFORMATION STATEMENT CAREFULLY. PLEASE NOTE THAT WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Cytyc, Purchaser and Purchaser Designees has been furnished to us by Cytyc, and Adeza assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed Adeza that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to Adeza by Cytyc, sets forth, with respect to each individual who may be designated by Purchaser as a Purchaser Designee, the name, age of the individual as of January 1, 2007, present principal occupation and employment history during the past five years. Cytyc has informed Adeza that each such individual is a U.S. citizen and has consented to act as a director of Adeza, if so appointed or elected. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o Cytyc Corporation, 250 Campus Drive, Marlborough, Massachusetts 01752.

		Present Principal Occupation or Employment
Name of Purchaser Designee	Age	Material Positions Held During the Past Five Years

Patrick J. Sullivan	54	Chairman of the Board, Chief Executive Officer and President of Cytyc Corporation
Daniel J. Levangie	56	Executive Vice President, Commercial Operations, Chief Commercial Officer and Director of Cytyc Corporation
Timothy M. Adams	47	Senior Vice President, Chief Financial Officer and Treasurer of Cytyc Corporation
Tony Kingsley	43	Senior Vice President, President of Cytyc Diagnostic Products division of Cytyc Corporation
John P. McDonough	47	Senior Vice President of Corporate Development of Cytyc Corporation, President of Cytyc Development Company LLC
A. Suzanne Meszner-Eltrich	53	Senior Vice President, General Counsel and Secretary of Cytyc Corporation
Ellen Sheets, M.D.	52	Senior Vice President and Chief Medical Officer of Cytyc Corporation

Patrick J. Sullivan.  Mr. Sullivan has served as Cytyc’s Chief Executive Officer and as one of Cytyc’s directors since March 1994. In January 2001, he was named Vice Chairman of the Board of Directors and in January 2002 he was named Chairman-elect. In May 2002, Mr. Sullivan became Chairman of the Board. From March 1994 to January 2002, and from July 2002 to the present, Mr. Sullivan also has been serving as President, and from January 1991 to March 1994, Mr. Sullivan served as Vice President of Sales and Marketing. Prior to joining Cytyc, Mr. Sullivan was employed in several senior marketing positions for five years by Abbott Laboratories, a diversified healthcare company, and was a consultant with McKinsey and Company, an international management consulting firm. Mr. Sullivan is a graduate, with distinction, of the United States Naval Academy and received an M.B.A., with distinction, from Harvard University.

Daniel J. Levangie.  Mr. Levangie became one of Cytyc’s directors in July 2003. He has served as Cytyc’s Executive Vice President, Commercial Operations, since August 2003. From August 2002 to July 2003, Mr. Levangie served as President and Chief Executive Officer of Cytyc Health Corporation, a former wholly-owned subsidiary of our company. From January to July 2002, he served as our President and Chief Operating Officer. Prior to joining our company, Mr. Levangie was employed in several sales and marketing positions for seventeen years by Abbott Laboratories, a diversified healthcare company. Mr. Levangie received a B.S. in Pharmacy from Northeastern University. Mr. Levangie serves as a director of Dune Medical Devices Ltd., a privately held medical device company.

Timothy M. Adams.  Senior Vice President (since January 2006). Concurrently serves as Chief Financial Officer and Treasurer (since November 2004). Vice President (November 2004 to January 2006). Chief Financial Officer, Modus International, Inc. (October, 2002 to August, 2004). Chief Operating and Chief Financial Officer, GeoTrust (March to September 2002).

Tony Kingsley.  President, Cytyc Diagnostic Products division and Senior Vice President of Cytyc Corporation (since July 2006). Partner and Associate with McKinsey & Company, Inc. (November 1991 to July 2006).

John P. McDonough.  President, Cytyc Development Company LLC (since July 2006). Concurrently serves as Senior Vice President of Corporate Development, Cytyc Corporation. Senior Vice President of Operations (March 2004 to July 2006). Vice President, Corporate Development (October 2003 to March 2004). Founder, Chief Executive Officer and President of Soundbite Communications (April 2000 to September 2003).

A. Suzanne Meszner-Eltrich.  Senior Vice President (since March 2004). Concurrently serves as General Counsel and Secretary (since September 1997). Vice President (September 1997 to March 2004). Interim Vice President, Human Resources (since February 2006). Vice President, Human Resources (September 1997 to May 2002).

Ellen Sheets, M.D.  Senior Vice President and Chief Medical Officer (since February 2006). Vice President, Clinical Affairs (May 2002 to February 2006). Held various positions at Brigham and Women’s Hospital, Dana Farber Cancer Institute, Mt. Auburn Hospital and South Shore Hospital (1987 to 2002).

None of the Purchaser Designees is a director of, or holds any position with Adeza. Cytyc has advised Adeza that to the best knowledge of Cytyc, except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of Adeza or has been involved in any transactions with Adeza or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Cytyc has advised Adeza that to the best knowledge of Cytyc, none of the Purchaser Designees has any family relationship with any director, executive officer or key employees of Adeza.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, and upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of Adeza Board.

CERTAIN INFORMATION CONCERNING ADEZA

The authorized capital stock of Adeza consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on February 9, 2007, there were 17,549,299 shares of common stock outstanding and no shares of preferred stock outstanding. The Adeza Board currently consists of six members.

Only the holders of our common stock are entitled to vote at a meeting of our stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of our stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF ADEZA

Set forth below are the name, age and position of each director and executive officer of Adeza as of December 31, 2006.

Name	Age	Position Held with Adeza

Andrew E. Senyei, MD	56	Chairman
Emory V. Anderson	53	President, Chief Executive Officer and Director
Michael P. Downey	59	Director
Kathleen D. LaPorte	45	Director
Craig C. Taylor	56	Director
C. Gregory Vontz	46	Director
Mark D. Fischer-Colbrie	50	Senior Vice President, Finance and Administration and Chief Financial Officer
Durlin E. Hickok, MD, MPH	58	Senior Vice President, Medical Affairs
Robert O. Hussa, PhD	65	Vice President, Research and Development
Marian E. Sacco	52	Senior Vice President, Sales and Marketing

Andrew E. Senyei, MD, Chairman of the Board, has served as one of our directors since 1987. Dr. Senyei has been a Managing Director and a General Partner of Enterprise Partners, a venture capital firm, since 1987. Dr. Senyei was a founder of Molecular Biosystems and, prior to joining Enterprise Partners, was a practicing clinician and Adjunct Associate Professor of Obstetrics, Gynecology and Pediatrics at the University of California at Irvine. He serves on the boards of directors of numerous private healthcare companies.

Emory V. Anderson has been our President, Chief Executive Officer and one of our directors since February 1997. From October 1992 to February 1997, Mr. Anderson was our Vice President and Chief Financial Officer. Prior to joining us, Mr. Anderson served as Executive Vice President and Chief Operating Officer of Indesys, Inc., a satellite data communications company, which he co-founded in 1984. Previously, he held the position of Director of Finance for Atari, Inc.

Michael P. Downey has served as one of our directors since March 2005. Mr. Downey has served in various executive positions at Nellcor Puritan Bennett and one of its predecessors, most recently as executive vice president and chief financial officer. He has also held several executive positions at Shugart Corporation, including Vice President of Finance. Prior to that, Mr. Downey held several financial management positions with General Motors Corporation. He currently serves on the board of directors of Vertical Communications, Inc. (formerly Artisoft, Inc.), Emulex Corporation and First Consulting Group, Inc.

Kathleen D. LaPorte has served as one of our directors since April of 2002. Ms. LaPorte is a Managing Director of New Leaf Venture Partners, LLC, a venture capital firm. Ms. LaPorte served as a general partner of Sprout Group, a venture capital firm, from 1994 until 2005. Prior to joining the Sprout Group, Ms. LaPorte was a principal at Asset Management Company, a venture capital firm focused on early stage investments. She has also worked as a financial analyst with The First Boston Corporation. She serves on the board of directors of Affymax Inc., eHealth, Inc., VNUS Medical Technologies, Inc. and ISTA Pharmaceuticals, Inc., all publicly held companies, and several private companies.

Craig C. Taylor has served as one of our directors since 1986. Mr. Taylor heads the life science investments at Alloy Ventures and has been active in venture capital since 1977. He serves on the board of directors of several private companies.

C. Gregory Vontz has served as one of our directors since February 2006. Mr. Vontz has served as the Chief Operating Officer of Connetics Corporation, a specialty pharmaceutical company, since January 2001, and as the President of Connetics since February 2005. Before joining Connetics, Mr. Vontz served 12 years with Genentech, Inc., most recently as Director of New Markets and Healthcare Policy. Before joining Genentech, Inc. in 1987, Mr. Vontz worked for Merck & Co., Inc.

Mark D. Fischer-Colbrie has been our Senior Vice President of Finance and Administration since December 2006 and Chief Financial Officer since February 2001. From March 1992 to January 2001, Mr. Fischer-Colbrie served as Vice President, Finance and Administration and Chief Financial Officer for KeraVision, Inc., a vision correction company that filed for bankruptcy under federal bankruptcy laws in March 2001. He also held several financial positions at Maxtor Corporation from April 1986 through February 1992, including Vice President of Finance and Corporate Controller.

Durlin E. Hickok, MD, MPH, has been our Senior Vice President of Medical Affairs since December 2006. From 1996 to 1998, Dr. Hickok was Vice President and Medical Director of Omnia, Inc., a women’s healthcare management company. He was also Chief of Obstetrics and Gynecology at the Virginia Mason Medical Center from 1993 to 1996, and Associate Director of Perinatal Medicine at Swedish Hospital Medical Center in Seattle, Washington from 1982 to 1993. Previously, he was an Assistant Professor at the University of Washington.

Robert O. Hussa, PhD, has been our Vice President of Research and Development since May 1993. From January 1990 to May 1993, Dr. Hussa was Vice President of Imaging and Therapeutics Research and Development at Hybritech, Inc. From June 1986 to December 1989, he was Director of Assay Development at Hybritech. Prior to joining Hybritech, Dr. Hussa was a Professor of Gynecology & Obstetrics and of Biochemistry at the Medical College of Wisconsin for 18 years.

Marian E. Sacco has been our Senior Vice President of Sales and Marketing since December 2006. From 1996 to 1997, Ms. Sacco was the Vice President of Marketing at Behring Diagnostics. Previously, Ms. Sacco was the Director of Worldwide Oncology Business and Worldwide Marketing Manager for CIBA Corning/Chiron Diagnostics from 1991 to 1996, and was the US Sales and Marketing Manager for Centocor Diagnostics from 1987 to 1991.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Adeza Board

As required by the Nasdaq Rules, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Adeza Board consults with Adeza’s counsel to ensure that the Adeza Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent Nasdaq Rules, as in effect from time to time. Consistent with these considerations, the Adeza Board has affirmatively determined that all of Adeza’s directors are independent directors within the meaning of the applicable Nasdaq Rules, except for Mr. Anderson, the President and Chief Executive Officer of Adeza.

Information regarding the Adeza Board and its Committees

The Adeza Board has an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). The following table provides membership information for 2006 for each of these committees:

Nominating
and Corporate
Name	Audit	Compensation	Governance

Andrew E. Senyei, MD		X
Nancy D. Burrus(1)	X	X
Michael P. Downey	X	X
Kathleen D. LaPorte			X
Craig C. Taylor	X		X
C. Gregory Vontz(2)	X

(1)	Effective July 31, 2006, Ms. Burrus resigned from the Adeza Board.

(2)	Mr. Vontz was appointed to the Adeza Board on February 28, 2006 and to the Audit Committee on August 8, 2006.

Below is a description of each committee of the Adeza Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Adeza Board has determined that each member of each committee meets the applicable rules and regulations regarding “independence” and that each member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to Adeza.

Audit Committee

The Audit Committee currently consists of Mr. Downey (chair), Mr. Taylor and Mr. Vontz. Ms. Burrus served on the Audit Committee until her resignation from the Adeza Board effective July 31, 2006. On August 8, 2006, Mr. Vontz was appointed to the Audit Committee. The purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Adeza and audits and reviews of its financial statements. The responsibilities of the Audit Committee include appointing and providing for the compensation of Adeza’s independent registered public accounting firm to conduct the annual audit and quarterly reviews of Adeza’s financial statements, reviewing the scope and results of the independent audits, reviewing and evaluating internal controls, and approving all professional services to be provided to Adeza by its independent registered public accounting firm.

In connection with Adeza’s audited financial statements to be incorporated in Adeza’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the Audit Committee:

•	reviewed and discussed the audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting as of and for the fiscal year ended December 31, 2006 with Adeza’s management and with Ernst & Young, LLP (“E&Y”), Adeza’s independent registered public accounting firm. Such discussion included the quality and acceptability of Adeza’s financial and disclosure reporting and controls, including the nature and extent of the disclosures in the financial statements;

•	discussed with E&Y their judgments as to the quality and acceptability of Adeza’s financial reporting and such other matters as are required to be discussed with the audit committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61, Communication with Audit Committees, and Statement on Auditing Standards No. 90, Audit Committee Communications;

•	reviewed the written disclosures and the letter from E&Y required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, discussed with E&Y their independence, and concluded that any non-audit services performed by E&Y are compatible with maintaining their independence;

•	met and discussed with E&Y (i) the overall scope, plans and estimated costs of their audit, (ii) the results of their examinations including their evaluation of Adeza’s internal controls and the overall quality of Adeza’s financial reporting and (iii) their reviews of Adeza’s quarterly financial statements;

•	met and discussed with Adeza’s management drafts of Adeza’s quarterly and annual reports, and drafts of the respective press releases disclosing the financial highlights of Adeza;

•	based on the foregoing reviews and discussions, recommended to the Adeza Board that the audited financial statements be included in Adeza’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and

•	instructed E&Y that the audit committee expects to be advised if there are any subjects that require special attention.
THE AUDIT COMMITTEE

Michael P. Downey
Craig C. Taylor
C. Gregory Vontz

The Adeza Board has determined that all members of the Audit Committee are “independent directors” under the Nasdaq Rules and each of them is able to read and understand fundamental financial statements. The Adeza Board has determined that Mr. Downey qualifies as an “audit committee financial expert” as defined by the rules of the SEC.

The Audit Committee is governed by a written audit committee charter adopted by the Adeza Board. The charter can be found in the Corporate Governance section of the Investor Relations section of Adeza’s website at www.adeza.com.

The Audit Committee meets at least quarterly and held seven meetings during the year ended December 31, 2006.

Compensation Committee

The Compensation Committee is currently composed of Dr. Senyei (chair) and Mr. Downey. Ms. Burrus served on the Compensation Committee until her resignation from the Adeza Board effective July 31, 2006. The Compensation Committee recommends to the Adeza Board for determination executive salaries and incentive compensation, is responsible for recommending director compensation to the Adeza Board, and performs such other functions regarding compensation as the Adeza Board may delegate. For executive compensation decisions, including decisions relating to the grant of stock options to executive officers, the Compensation Committee typically considers the recommendations of Mr. Anderson, Adeza’s President and Chief Executive Officer, and he often participates in the Compensation Committee’s deliberations about executive compensation matters. However, Mr. Anderson does not participate in the determination of his own compensation or the compensation of directors, nor does he participate in deliberations with respect thereto. In determining his recommendations, Mr. Anderson solicits the input of, and receives documentary support from Adeza’s Senior Vice President of Finance and Administration or Director of Human Resources who may also participate in the Compensation Committee meetings, but not in the determination of their own compensation, the compensation of directors or in the deliberations thereof. No other executive officers participate in the determination or recommendation of the amount or form of executive officer compensation. The Compensation Committee does not delegate any of its functions to others in determining executive and/or director compensation and Adeza does not currently engage any consultants with respect to executive and/or director compensation matters.

All members of Adeza’s Compensation Committee are “independent” (as such term is defined in Rule 4200(a)(15) of the Nasdaq Rules).

The Compensation Committee is governed by a written compensation committee charter adopted by the Adeza Board. The charter can be found in the Corporate Governance section of the Investor Relations section of Adeza’s website at www.adeza.com.

The Compensation Committee held three meetings during the year ended December 31, 2006.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Ms. LaPorte (chair) and Mr. Taylor. The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to serve as members of the Adeza Board, recommending to the independent members of the Adeza Board nominees for election as directors of Adeza and providing oversight with respect to corporate governance and ethical conduct. Adeza believes that the functioning of its Nominating and Corporate Governance Committee complies with applicable requirements of the Nasdaq Global Select Market and SEC rules and regulations.

The Nominating and Corporate Governance Committee assesses the appropriate balance of experience, skills and characteristics required of the Adeza Board. Nominees for director are selected on the basis of depth and breadth of experience, knowledge, integrity, ability to make independent analytical inquiries, understanding of Adeza’s business environment, the willingness to devote adequate time to Adeza Board duties, the interplay of the candidate’s experience and skills with those of other board members, and the extent to which the candidate would be a desirable addition to the Adeza Board and any committees of the Adeza Board. Additionally, the Nominating and Corporate Governance Committee seeks to ensure that at least a majority of the directors are “independent” under the Nasdaq Rules, that the Audit Committee and Compensation Committee are composed entirely of independent directors, and that members of the Audit Committee possess such accounting and financial expertise as the principal stock exchange or quotation service on which Adeza’s shares are listed or quoted shall require.

The Nominating and Corporate Governance Committee will consider written proposals from stockholders for director nominees using the same criteria as above. Any such nominations should be submitted to the Nominating and Corporate Governance Committee c/o the Secretary of Adeza and should include (at a minimum) the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the name(s) and address(es) of the stockholder(s) making the nomination and the number of shares of Adeza’s common stock which are owned beneficially and of record by such stockholder(s); and (c) appropriate biographical information and a statement as to the qualifications of the nominee, and should be submitted in the time frame described in the Amended and Restated Bylaws of Adeza.

The Nominating and Corporate Governance Committee will initiate the process for identifying and evaluating nominees to the Adeza Board by identifying a slate of candidates who meet the criteria for selection as nominees and have the specific qualities or skills being sought based on input from members of the Adeza Board, management and, if the Nominating and Corporate Governance Committee deems appropriate, a third-party search firm. These candidates will be evaluated by the Nominating and Corporate Governance Committee by reviewing the candidates’ biographical information and qualification and checking the candidates’ references. Qualified nominees will be interviewed by at least one member of the Nominating and Corporate Governance Committee. Serious candidates will meet, either in person or by telephone, with all members of the Nominating and Corporate Governance Committee and as many other members of the Adeza Board as practicable, and using the input from such interviews and the information obtained by the Nominating and Corporate Governance Committee, the Nominating and Corporate Governance Committee will evaluate which of the prospective candidates is qualified to serve as a director and whether the committee should recommend to the Adeza Board that the Adeza Board nominate, or elect to fill a vacancy, with one of these final prospective candidates. Candidates recommended by the Nominating and Corporate Governance Committee will be presented to the Adeza Board for selection as nominees to be presented for the approval of the stockholders or for election to fill a vacancy. The Nominating and Corporate Governance Committee expects that a similar process will be used to evaluate nominees recommended by stockholders. However, to date, Adeza has not received any stockholder proposal to nominate a director.

The Nominating and Corporate Governance Committee is governed by a written nominating and corporate governance committee charter adopted by the Adeza Board. The charter can be found in the Corporate Governance section of the Investor Relations section of Adeza’s website at www.adeza.com.

The Nominating and Corporate Governance Committee held one meeting during the year ended December 31, 2006.

Meeting of the Adeza Board; Annual Meeting Attendance

The Adeza Board held five meetings during the year ended December 31, 2006. Each board member attended 75% or more of the Adeza Board meetings, and each board member who served on either the Audit, Compensation or Nominating and Corporate Governance Committee attended at least 75% of the committee meetings. Adeza currently has a policy of encouraging all directors to attend the annual stockholder meetings. Adeza held an annual stockholder meeting on June 6, 2006. All of Adeza’s directors attended the 2006 Annual Meeting of Stockholders.

Stockholder Communications with the Adeza Board

Stockholders or other interested parties may communicate with any director or committee of the Adeza Board by writing to them c/o Chief Financial Officer, Adeza Biomedical Corporation, 1240 Elko Drive, Sunnyvale, California 94089. Comments or questions regarding Adeza’s accounting, internal controls or auditing matters will be referred to members of the Audit Committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to members of the Nominating and Corporate Governance Committee.

COMPENSATION OF DIRECTORS

Cash Compensation Arrangements

Each non-employee director of Adeza receives a quarterly retainer pursuant to Adeza’s non-employee director compensation policy: (i) the chairman of the Adeza Board (currently Dr. Senyei) will receive a quarterly retainer of $10,000; (ii) the chair of each of the standing committees of the Adeza Board (other than the chairman of the Adeza Board) will receive a quarterly retainer of $9,000 (currently Mr. Downey for Audit Committee and Ms. LaPorte for Nominating and Corporate Governance Committee); and (iii) each other non-employee director will receive a quarterly retainer of $8,000. The quarterly retainers provided for in the policy are intended to cover up to 15 in-person board and committee meetings annually. Directors will receive an additional $1,000 per in-person board or committee meeting in excess of 15 meetings. In addition, each non-employee director may be reimbursed for certain expenses in connection with attending board and committee meetings. Mr. Anderson does not receive additional compensation for his service as a director.

Equity Compensation Arrangements

Non-employee directors receive automatic grants of options to purchase shares of common stock pursuant to Adeza’s 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan provides that newly elected non-employee directors receive an option to purchase 22,500 shares of common stock (or 30,000 shares in the case of newly elected director who is appointed chairman of the Adeza Board) vesting in 48 equal monthly installments. Additionally, the 2004 Plan provides for the annual grant of an option to purchase 7,500 shares to each other non-employee director (or 11,250 shares in the case of the chairman of the Adeza Board), provided, however, that such individual has served as a non-employee director for at least six months. The annual option grants are made on the date of Adeza’s annual meeting to non-employee directors with at least six months of board service and vest in 12 equal monthly installments. The exercise price of the options granted to non-employee directors is equal to the fair market value of the common stock, as determined under the 2004 Plan.

In this regard, immediately following the 2006 Annual Meeting of Stockholders, Adeza granted each non-employee director continuing in office, (other than Dr. Senyei and Mr. Vontz) an option to purchase 7,500 shares of common stock. Dr. Senyei was granted an option to purchase 11,250 shares of common stock. All such options were granted with an exercise price per share of $14.79, which represents 100% of the fair market value of such shares based on the closing sales price reported on the Nasdaq Stock Market on the date of grant. The shares underlying the option vest and become exercisable monthly over 12 months. Mr. Vontz did not receive this annual grant as he had not served as a non-employee director for at least six months prior to the annual meeting. Mr. Vontz did receive an initial grant upon appointment to the Adeza Board for 22,500 shares on February 28, 2006 at an exercise price per share of $22.20, which represents 100% of the fair market value of such shares based on the closing sales price reported on the Nasdaq Stock Market on the date of grant. The shares underlying this option vest and become exercisable monthly over 48 months. Vesting will cease upon the termination of service of a non-employee director. The maximum term of options granted to the non-employee directors under the 2004 Plan is ten years.

The table below summarizes the compensation paid by Adeza to its non-employee directors during the year ended December 31, 2006.

2006 Director Compensation Table

	Fees Earned or	Option
	Paid in	Awards
Name	Cash ($)	($)(1)(2)(3)	Total ($)

Andrew E. Senyei, MD(4)	$40,000	$131,803	$171,803
Nancy D. Burrus(5)	24,000	76,170	100,170
Michael P. Downey	36,000	70,465	106,465
Kathleen D. LaPorte	36,000	95,050	131,050
Craig C. Taylor(6)	32,000	95,050	127,050
C. Gregory Vontz	32,000	64,473	96,473

(1)	The dollar amounts in this column represent the compensation cost for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with SFAS No. 123R using the Black Scholes option-pricing model and the assumptions outlined in the footnotes to Adeza’s financial statements included in its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and filed with the SEC.

(2)	The aggregate number of shares subject to outstanding stock options held by each of the directors listed in the table as of December 31, 2006 was as follows: Dr. Senyei 56,250 shares; Ms. Burrus no shares; Mr. Downey 30,000 shares; Ms. LaPorte 37,500 shares; Mr. Taylor 37,500 shares and Mr. Vontz 22,500 shares.

(3)	The grant date fair value, as determined in accordance with SFAS 123R, of the stock option awards granted during the year ended December 31, 2006 for each of the directors listed in the table, with the exception of Dr. Senyei and Mr. Vontz, was $62,147. The grant date fair value for Dr. Senyei and Mr. Vontz was $93,221 and $307,827, respectively.

(4)	Dr. Senyei is a Managing Director of Enterprise Management Partners V, LLC, which is the sole General Partner of Enterprise Partners V, L.P., and he is a member of Enterprise Partners Management, LLC. Fees earned by Dr. Senyei in his capacity as a member of the Adeza Board was assigned and paid to Enterprise Partners Management, LLC. Options awarded to Dr. Senyei in his capacity as a member of the Adeza Board was assigned and issued to Enterprise Partners V, L.P.

(5)	Effective July 31, 2006, Ms. Burrus resigned from the Adeza Board. This resignation was not the result of any disagreement with Adeza. Ms. Burrus served as a member of the Compensation and Audit Committees.

(6)	Mr. Taylor is the president of Alloy Ventures, Inc. Fees earned by Mr. Taylor in his capacity as a member of the Adeza Board were assigned and paid to Alloy Ventures, Inc. Options awarded to Mr. Taylor in his capacity as a member of the Adeza Board were retained by Mr. Taylor.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Adeza’s common stock as of February 9, 2007 or earlier date for information based on filings with the SEC by (i) each person known to Adeza to own more than 5% of the outstanding shares of Adeza’s common stock, (ii) each director of Adeza, (iii) Adeza’s Chief Executive Officer and each other executive officer named in the compensation tables appearing later in this Information Statement and (iv) all directors and executive officers as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information.

	Beneficial Ownership(1)		Percent of
	Stock	Options	Total (%)

Beneficial Owner
Directors and Executive Officers
Andrew E. Senyei(2)	1,798,783	56,250	10.5%
Craig C. Taylor(3)	841,063	37,500	5.0%
Kathleen D. LaPorte(4)	—	37,500	*
Michael P. Downey(5)	—	30,000	*
C. Gregory Vontz(6)	—	22,500	*
Emory V. Anderson(7)	—	416,740	2.3%
Mark D. Fischer-Colbrie(8)	—	179,447	1.0%
Marian E. Sacco(9)	600	173,197	1.0%
Durlin E. Hickok(10)	980	168,482	1.0%
Robert O. Hussa(11)	—	42,815	*
All directors and executive officers as a group (10 persons)	2,641,426	1,164,431	20.3%
5% Stockholders(12)
Enterprise Partners V, L.P.(2)	1,781,857	—	10.2%
Wells Fargo & Company(13)	1,513,424	—	8.6%
Entities affiliated with Credit Suisse(14)	1,325,043	—	7.6%
Capital Research and Management Company(15)	1,234,000	—	7.0%
Black River Asset Management LLC(16)	1,005,148	—	5.7%
BlackRock, Inc.(17)	928,920	—	5.3%

*	Less than one percent

(1)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after February 9, 2007. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Applicable percentages are based on 17,549,299 shares outstanding on February 9, 2007, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each of the individuals and entities listed in this table is c/o Adeza Biomedical Corporation at the address on the first page of this Information Statement.

(2)	Includes 1,781,857 shares held of record by Enterprise Partners V, L.P. Dr. Senyei is a managing director of Enterprise Management Partners V, LLC, which is the sole general partner of Enterprise Partners V, L.P. Dr. Senyei may be deemed to beneficially own the shares owned by Enterprise Partners V, L.P. Additionally, includes 13,941 shares held of record by Andrew Senyei, 995 shares held of record by the Alison Marie Senyei

Trust, 995 shares held of record by the Grant Drew Senyei Trust and 995 shares held of record by the Kelly Joanne Senyei Trust. Includes 41,870 shares underlying options that are exercisable within 60 days of February 9, 2007, and 14,380 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(3)	Includes 466,915 shares held of record by Asset Management Associates 1984, L.P. and 357,950 shares held of record by Asset Management Associates 1989, L.P. Mr. Taylor, a member of the Adeza Board, John Shoch and Franklin P. Johnson, Jr. are the general partners of AMC Partners 84, L.P. and Messrs. Taylor, Shoch, Johnson and Ferrell Sanders are the general partners of AMC Partners 89, L.P. AMC Partners 84, L.P. is the general partner of Asset Management Associates 1984, L.P. and AMC Partners 89, L.P. is the general partner of Asset Management Associates 1989, L.P. AMC Partners 84, L.P. and Messrs. Taylor, Shoch and Johnson may be deemed to beneficially own the shares owned by Asset Management Associates 1984, L.P., and AMC Partners 89, L.P. and Messrs. Taylor, Shoch, Johnson and Ferrell may be deemed to beneficially own the shares owned by Asset Management Associates; however, each entity and person disclaims beneficial ownership of these shares except to the extent of his or its proportionate pecuniary interest therein. Includes 26,875 shares underlying options that are exercisable within 60 days of February 9, 2007, and 10,625 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(4)	Excludes 550,878 shares held of record by Sprout Capital VII, L.P., 450,362 shares held of record by Sprout Growth II, L.P., 6,399 shares held of record by Sprout CEO Fund, L.P., 192,440 shares held of record by DLJ First ESC, L.P. and 38,486 shares held of record by DLJ Capital Corporation, which is the managing general partner of Sprout Capital VII, L.P. and Sprout Growth II, L.P. and the general partner of Sprout CEO Fund, L.P. Ms. LaPorte is one of five members of the Sprout Investment Committee and a Managing Director of New Leaf Venture Partners, L.L.C. (“NLV”). NLV has contracted with DLJ Capital Corporation whereby NLV provides sub-advisory services for DLJ Capital Corporation for the various Sprout investment vehicles, including Sprout Capital VII, L.P., Sprout Growth II, L.P., Sprout CEO Fund, L.P. and DLJ First ESC, L.P. Includes 26,875 shares underlying options that are exercisable within 60 days of February 9, 2007, and 10,625 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(5)	Includes 17,969 shares underlying options that are exercisable within 60 days of February 9, 2007, and 12,031 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(6)	Includes 6,094 shares underlying options that are exercisable within 60 days of February 9, 2007, and 16,406 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(7)	Includes 210,490 shares underlying options that are exercisable within 60 days of February 9, 2007, and 206,250 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(8)	Includes 120,072 shares underlying options that are exercisable within 60 days of February 9, 2007, and 59,375 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(9)	Includes 113,822 shares underlying options that are exercisable within 60 days of February 9, 2007, and 59,375 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(10)	Includes 109,107 shares underlying options that are exercisable within 60 days of February 9, 2007, and 59,375 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(11)	Includes 18,987 shares underlying options that are exercisable within 60 days of February 9, 2007, and 23,828 shares underlying options that are exercisable and subject to vesting within 60 days of February 9, 2007.

(12)	Total number of shares includes common stock held by entities affiliated with directors and executive officers. See footnotes (2) through (11) above.

(13)	Includes 1,248,980 shares beneficially owned by Wells Capital Management Incorporated, a subsidiary of Wells Fargo & Company. The address for Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104. This information was obtained from the Schedule 13G filed on January 30, 2007 with the SEC by Wells Fargo Trust Operations on behalf of Wells Fargo & Company division.

(14)	The address for the Investment Banking division of Credit Suisse is Eleven Madison Avenue, New York, New York 10010. This information was obtained from the Schedule 13G/A filed on February 14, 2007 with the SEC by Credit Suisse on behalf of the Investment Banking Division.

(15)	The address for Capital Research and Management Company is 333 South Hope Street, Los Angeles, CA 90071. This information was obtained from the Schedule 13G filed on February 12, 2007 with the SEC by Capital Research and Management Company.

(16)	The address for Black River Asset Management LLC is Mstop #143, 12700 Whitewater Drive, Minnetonka, MN 55343. This information was obtained from the Schedule 13G filed on February 14, 2007.

(17)	The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. This information was obtained from the Schedule 13G filed February 13, 2007.

Stockholder Agreements to Tender

Each of Ms. LaPorte, Sprout Capital VII, L.P., DLJ Capital Corporation, Sprout Growth II, L.P., DLJ First ESC, LLC, Sprout CEO Fund, L.P., Enterprise Partners V, L.P., Dr. Senyei, Alison Marie Senyei Trust, Grant Drew Senyei Trust, Kelly Joanne Senyei Trust, Asset Management Associates 1984, L.P., Asset Management Associates 1989, L.P. and Mr. Taylor entered into Stockholder Agreement (Tender), dated as of February 11, 2007 (each a “Tender Agreement”), whereby such stockholder agreed to, among other things, tender or cause to be tendered in the Offer any Shares such stockholder holds or acquires after the commencement of the Offer. Such stockholder also agreed to not withdraw its Shares once tendered or cause its Shares to be withdrawn from the Offer at any time. The foregoing summary is qualified in its entirety by reference to the Tender Agreements. A form of the Tender Agreement has been filed with the SEC as an exhibit to a Schedule TO filed jointly by Cytyc and Purchaser on February 16, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Exchange Act and SEC rules, Adeza’s directors and executive officers and persons who own more than ten percent of a registered class of Adeza equity securities are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on its review of copies of these reports and representations of such reporting persons, Adeza believes that during fiscal 2006, such SEC filing requirements were satisfied.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The goals of Adeza’s executive compensation program are to align compensation with business objectives and performance, to enable Adeza to attract, retain and reward executive officers and other employees who contribute to Adeza’s long-term success, and to establish an appropriate relationship between executive compensation and the creation of stockholder value. Specifically, Adeza has created a compensation program that combines short and long-term components, cash and equity, in the amounts that Adeza believes are most appropriate to incentivize and reward its executive officers and other employees for achieving these goals. Adeza’s executive compensation goals are to be competitive in its industry equal to or above at least the 50th percentile, fair relative to compensation paid to other professionals within its organization, and fair relative to short and long-term performance and the value Adeza delivers to its stockholders.

As discussed in further detail below, Adeza’s executive compensation program for 2006 consisted of, and was intended to strike a balance among, the following three principal components:

•	Base Salary. Salary for each of Adeza’s executive officers was based principally on an assessment of the executive officer’s current salary against individual performance, peer company pay levels and salary surveys.

•	Bonus. Annual cash bonuses are awarded to Adeza’s executive officers based on the achievement of individual and company-wide performance.

•	Long-Term Incentive Compensation. Long-term non-cash incentive awards, composed of stock option grants, are designed to ensure that incentive compensation is linked to Adeza’s long-term performance and to align its executive officers’ performance with the interests of its stockholders.

The Compensation Committee has not established formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, commensurate with Adeza’s philosophy of establishing a link between compensation and corporate performance, the Compensation Committee believes that a greater component of overall cash compensation for executive officers relative to other employees should be performance-based.

Role of the Compensation Committee in Setting Executive Compensation

The Compensation Committee is responsible for recommending to the Adeza Board for approval the compensation packages offered to Adeza’s executive officers. For executive compensation decisions, including decisions relating to the grant of stock options to executive officers, the Compensation Committee typically considers the recommendations of Mr. Anderson, Adeza’s President and Chief Executive Officer, and he often participates in the Compensation Committee’s deliberations about executive compensation matters. However, Mr. Anderson does not participate in the determination of his own compensation or the compensation of directors, nor does he participate in deliberations with respect thereto. In determining his recommendations, Mr. Anderson solicits the input of, and receives documentary support from Adeza’s Senior Vice President of Finance and Administration or Director of Human Resources who may also participate in the Compensation Committee meetings, but not in the determination of their own compensation, the compensation of directors or in the deliberations thereto. No other executive officers participate in the determination or recommendation of the amount or form of executive officer compensation. The Compensation Committee does not delegate any of its functions to others in determining executive and/or director compensation and Adeza does not currently engage any consultants with respect to executive and/or director compensation matters.

Benchmarking of Cash and Long-Term Incentive Compensation

The Compensation Committee believes that it is important when making its compensation decisions to be informed as to the current practices of comparable, publicly-held companies. To this end, the Compensation Committee has reviewed peer group compensation data, including the Radford Biotechnology Survey of companies of similar employee size, Top Five Medic Benchmark Survey of public medical device companies based on revenue, and data derived from five proxy statements of companies which sell products to Obstetricians and Gynecologists, in determining its 2006 compensation recommendations for Adeza’s executive officers. The information reviewed from those proxy statements was base salary, bonus and equity compensation data from publicly-held companies. In addition to benchmarking data, the Compensation Committee has historically taken into account input from other sources, including input from other independent members of the Adeza Board, executive recruiters, and publicly-available data relating to the compensation practices and policies of other companies within and outside of the life sciences industry. The Compensation Committee realizes that benchmarking Adeza’s executive compensation program against compensation earned at other companies may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of Adeza’s business and objectives that may be unique to Adeza; however, the Compensation Committee generally believes that gathering this information is an important part of its decision-making process with respect to Adeza’s executive compensation program.

Executive Compensation Program

Adeza’s executive compensation program consists of three principal components: base salary, annual cash bonuses and long-term incentive compensation in the form of stock options which typically vest over a four-year period. Adeza also provides its executive officers with certain severance and change in control benefits. Finally, Adeza offers to its executive officers participation (with all other eligible employees) in Adeza’s 401(k) Plan and certain other benefits available generally to Adeza’s employees, as well as one perquisite, a car allowance of $9,600 per year.

Base Salary.  In setting or adjusting base salaries for 2006, the Compensation Committee assessed each executive officer’s current salary against a number of factors, including corporate and individual performance as measured by Mr. Anderson’s review of individual performance during 2006, his or her pay level compared to Adeza’s other executive officers, base salary benchmarking against other companies as described above, as well as general economic factors such as increases in the cost of living. As noted above, the Compensation Committee also considers the recommendations of Mr. Anderson in setting or adjusting base salaries for Adeza’s other executive officers. The Compensation Committee neither based its considerations on any single factor nor did it specifically assign relative weights to factors but rather considered a mix of factors and evaluated individual salaries against that mix. In December 2006, the Adeza Board, upon recommendation of the Compensation Committee, set base salaries for Adeza’s executive officers for 2006 based on substantially similar criteria. Merit increases, if any, normally take effect on February 1 of each year. In 2006, all base salary increases were approved in December, 2006, retroactive to February 1, 2006. Merit increases for 2007 were approved in February 2007 and are retroactive to February 1, 2007.

Bonus.  Adeza maintains an annual cash bonus award program to reward executive officers and certain other non officer vice-president employees for company-wide and individual performance. Commensurate with Adeza’s philosophy of establishing a link between compensation and corporate performance, bonuses represent a greater component of overall cash compensation for executive officers and other non-officer vice-presidents than for other employees. For 2006, bonus awards for executive officers were determined based on personal performance, overall revenue and revenue growth, gross margin levels, pre-tax income, cash levels and other non-financial factors including progress with Gestivatm, Adeza’s therapeutic candidate, and internal operations, including results of audits and management reviews.

Individual performance was evaluated for each executive officer, which was determined in consultation with Mr. Anderson. Each executive officer’s individual performance was reviewed relevant to his or her principal business unit. Mr. Anderson’s performance was based on the Compensation Committee’s assessment of Mr. Anderson’s role in helping to achieve company-wide performance as well as his individual performance.

As per the schedule for review of bonuses, for performance during 2006, each executive officer was awarded a bonus in January 2007 from 15% to 50% of his or her base salary. Performance below expectations could have resulted in a lower bonus or no bonus. Performance above expectations, on the other hand, could have resulted in bonuses above those amounts. The Adeza Board also retains the discretion to increase or decrease bonuses based on individual or company-wide circumstances at the time of the review of performance. Adeza has not paid any automatic or guaranteed bonuses to its executive officers.

The Compensation Committee has not considered whether it would adjust or attempt to recover bonus awards paid to Adeza’s executive officers if the relevant performance upon which such bonus awards were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts payable or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if Adeza is required to restate its financial statements due to its material noncompliance with any financial reporting requirement under the federal securities laws, as a result of misconduct, Mr. Anderson and Adeza’s Chief Financial Officer, may be legally required to reimburse Adeza for any bonus or other incentive-based or equity-based compensation he or they receive from Adeza during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of Adeza’s securities during this 12-month period.

Long-Term Incentive Compensation.  Adeza believes that providing a significant portion of its executive’s total compensation package in stock options aligns the incentives of Adeza’s executive officers with the interests of its stockholders and with its long-term success. At present, Adeza’s long-term compensation program consists solely of the grant of stock options carrying service-based vesting conditions. Adeza grants stock options to its executive officers through the 2004 Plan. The 2004 Plan and the previous 1995 Stock Option and Restricted Stock Plan were established to provide Adeza’s employees with an opportunity to participate, along with Adeza’s other stockholders, in Adeza’s long-term performance. Under the 2004 Plan, initial grants of stock options are generally made to eligible employees in connection with their commencement of employment, with additional grants being made to certain employees periodically, generally every two years, or following a significant change in the job responsibilities, scope or title of such employment. Stock options granted under the 2004 Plan are subject to service-based vesting conditions, generally over a four year period from the date of grant, and expire ten years from the date of grant. The exercise price of stock options granted under the 2004 Plan is equal to the market price on the date of grant.

The guidelines for the number of stock options for each participant under the 2004 Plan are generally determined by applying several factors to the salary and performance level of each participant over the previous two years. In recommending stock option grants for the executive officers to the Adeza Board, the Compensation Committee considers individual performance, overall contribution to our company, internal pay equity, officer retention, the number of unvested stock options held by the officer, the number of stock options awarded in the previous grant two years ago and the total number of stock options to be awarded. As noted above, the Compensation Committee also considers the recommendations of Mr. Anderson in determining stock option grant recommendations for Adeza’s other executive officers.

The Adeza Board grants all stock options at regularly-scheduled meetings of the Adeza Board. Adeza does not time the release of material nonpublic information for the purpose of affecting the value of equity or other compensation granted to its executive officers. Adeza does not have any programs, plans or practices with respect to the timing of stock option grants in coordination with the release of material nonpublic information. With respect to stock option grants for Adeza’s executive officers, since 2002, the Adeza Board has approved those grants every two years.

Severance and Change in Control Benefits.  Adeza has entered into management continuity agreements with members of its management. The terms of these agreements are described in more detail in the section below entitled “Certain Relationships and Related Transactions — Management continuity agreements.” Adeza believes that these severance and change in control benefits are an important element of Adeza’s executive compensation and retention program, with particular importance in the context of a change in control of the company. The Adeza Board believes that providing change in control benefits should eliminate, or at least reduce, the reluctance of Adeza’s executive officers to diligently consider and pursue potential change in control transactions that may be in the best interests of Adeza’s stockholders. Adeza does not have any employment agreements with its executive officers.

Other Benefits.  Adeza believes that establishing competitive benefit packages for its employees is an important factor in attracting and retaining highly-qualified personnel. Executive officers are eligible to participate in all of Adeza’s employee benefit plans, such as medical, dental, vision, group life, short-term, long-term disability insurance, flexible spending plan and Adeza’s 401(k) plan, in each case generally on the same basis as other employees. Adeza does not generally offer pension or other retirement benefits.

Perquisites.  The Compensation Committee annually reviews the perquisites that Adeza’s executive officers receive. The sole perquisite for the executive officers was a car allowance during 2006 of $800 per month.

Compensation Actions for Adeza’s Executive Officers for 2006

Adeza’s compensation actions for Adeza’s Chief Executive Officer and Adeza’s next four most highly compensated executive officers for the year ended December 31, 2006 (collectively, the “Named Executive Officers”):

Emory V. Anderson — President and Chief Executive Officer

The Compensation Committee used the approach described above in recommending to the Adeza Board for determination Mr. Anderson’s base salary, annual bonus and long-term incentive compensation for 2006. In addition, the Compensation Committee considered the status of Mr. Anderson as Adeza’s most senior officer, reviewed reported cash and incentive compensation for chief executive officers of certain companies within the life sciences industry as described above, and evaluated the role he plays in helping to achieve the company-wide performance.

For 2006, Mr. Anderson’s base salary was set at $384,929, or a 5% increase from his prior year’s base salary of $366,599. Mr. Anderson’s base salary for 2007 was increased by 4.5% to $402,251 in February 2007. Mr. Anderson was also awarded a cash bonus under Adeza’s annual cash bonus program as described above. With respect to this cash bonus award, the Compensation Committee determined that the company-wide performance under the annual cash bonus program had met or exceeded expectations, supporting a bonus of 50% of base salary. In particular, revenue growth of 19%, gross margin of 85%, a cash balance of $99 million and substantial progress on Gestivatm, Adeza’s potential therapeutic, were all factors in the decision. The Compensation Committee determined that Mr. Anderson had performed at a level above expectations with respect to his individual performance, which, together with the results of the company-wide performance, resulted in a bonus award of $192,465. This amount is also consistent with reasonable compensation for this position for performance achieved. The Compensation Committee also reviewed the one perquisite paid to Mr. Anderson for 2006, a car allowance in the amount of $9,600, and found this amount to be reasonable. Mr. Anderson, along with the other Named Executive Officers, was eligible to receive an incentive stock option award for 2005 and 2006 performance. The Adeza Board granted Mr. Anderson an option to purchase 160,000 shares of common stock. Additional information regarding this grant is set forth in the table captioned “Grants of Plan-Based Awards” below.

Mark D. Fischer-Colbrie — Chief Financial Officer and Senior Vice President Finance and Administration

For 2006, Mr. Fischer-Colbrie’s base salary was set at $267,968 or a 5% increase from his prior year’s base salary of $243,055 for merit and an additional 5% as the result of a promotion to Senior Vice President. Mr. Fischer-Colbrie’s base salary for 2007 was increased by 4.5% to $280,027 in February 2007. Mr. Fischer-Colbrie was also awarded a cash bonus pursuant to Adeza’s annual cash bonus program. The Compensation Committee determined that Mr. Fischer-Colbrie had performed at a level which met or exceeded expectations with respect to his individual performance and with the results of the company-wide performance, resulted in a bonus award of $89,323 or approximately 35% of his base salary. This amount is also consistent with reasonable compensation for this position for performance achieved. The Compensation Committee also reviewed the one perquisite paid to Mr. Fischer-Colbrie for 2006, a car allowance in the amount of $9,600, and found this amount to be reasonable. Mr. Fischer-Colbrie, along with the other Named Executive Officers, was eligible to receive an incentive stock option award for 2005 and 2006 performance. The Adeza Board granted Mr. Fischer-Colbrie an option to purchase 50,000 shares of common stock. Additional information regarding this grant is set forth in the table captioned “Grants of Plan-Based Awards” below.

Durlin E. Hickok — Senior Vice President Medical Affairs

For 2006, Dr. Hickok’s base salary was set at $264,309 or a 5% increase from his prior year’s base salary of $239,376 for merit and an additional 5% as the result of a promotion to Senior Vice President. Dr. Hickok’s base salary for 2007 was increased by 4.5% to $276,203 in February 2007. Dr. Hickok was also awarded a cash bonus pursuant to Adeza’s annual cash bonus program. The Compensation Committee determined that Dr. Hickok had performed at a level which met or exceeded expectations with respect to his individual performance objectives, which, together with the results of the company-wide performance resulted in a bonus award of $81,810 or approximately 32.5% of his base salary. This amount is also consistent with reasonable compensation for this position for performance achieved. The Compensation Committee also reviewed the one perquisite paid to Dr. Hickok for 2006, which was a car allowance in the amount of $9,600, and found this amount to be reasonable. Dr. Hickok, along with the other Named Executive Officers, was eligible to receive an incentive stock option award for 2005 and 2006 performance. The Adeza Board granted Dr. Hickok an option to purchase 50,000 shares of common stock. Additional information regarding this grant is set forth in the table captioned “Grants of Plan-Based Awards” below.

Robert O. Hussa — Vice President Research and Development

For 2006, Dr. Hussa’s base salary was set at $211,721 or a 2% increase from his prior year’s base salary of $207,570. Dr. Hussa’s base salary for 2007 was increased by 2.0% to $215,956 in February 2007. Dr. Hussa was also awarded a cash bonus pursuant to Adeza’s annual cash bonus program. The Compensation Committee determined that Dr. Hussa had performed at a level with respect to her individual performance objectives, which, together with the results of the company-wide performance, resulted in a bonus award of $31,758, or approximately 15% of his annual salary. The Compensation Committee also reviewed the one perquisite paid to Dr. Hussa for 2006, a car allowance in the amount of $9,600, and found this amount to be reasonable. Dr. Hussa, along with the other Named Executive Officers, was eligible to receive an incentive stock option award for 2005 and 2006 performance. The Adeza Board granted Dr. Hussa an option to purchase 18,375 shares of common stock. Additional information regarding this grant is set forth in the table captioned “Grants of Plan-Based Awards” below.

Marian E. Sacco — Senior Vice President Sales and Marketing

For 2006, Ms. Sacco base salary was set at $268,324 or a 5% increase from her prior year’s base salary of $232,315 for merit and an additional 10% as the result of a promotion to Senior Vice President. Ms. Saccos’s base salary for 2007 was increased by 4.5% to $280,324 in February 2007. Ms. Sacco was also awarded a cash bonus pursuant to Adeza’s annual cash bonus program. The Compensation Committee determined that Ms. Sacco had performed at a level which met or exceeded expectations with respect to her individual performance and with the results of the company-wide performance, resulted in a bonus award of $85,376 or approximately 35% of her base salary. The Compensation Committee also reviewed the one perquisite paid to Ms. Sacco for 2006, a car allowance in the amount of $9,600, and found this amount to be reasonable. Ms. Sacco, along with the other Named Executive Officers, was eligible to receive an incentive stock option award for 2005 and 2006 performance. The Adeza Board granted Ms. Sacco an option to purchase 50,000 shares of common stock. Additional information regarding this grant is set forth in the table captioned “Grants of Plan-Based Awards” below.

Accounting and Tax Considerations

Effective January 1, 2006, Adeza adopted the fair value recognition provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. Under SFAS No. 123R, Adeza is required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Although Adeza assessed the desirability of granting shares of restricted stock to Adeza’s executive officers and employees in lieu of stock option grants in light of the accounting impact of SFAS No. 123R, Adeza ultimately determined to retain its stock option granting program as the sole component of its long-term compensation program as that program helps to align management performance with stockholder goals. Accounting rules also require Adeza to record cash compensation as an expense at the time the obligation is incurred.

Section 162(m) of the Internal Revenue Code of 1986 limits Adeza to a deduction for federal income tax purposes of up to $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation.” Stock option awards under the 2004 Plan, to the extent the Adeza Board or the committee of the Adeza Board granting such stock awards is composed solely of “outside directors,” are performance-based compensation within the meaning of Section 162(m) and, as such, are fully deductible. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy requiring all compensation to be deductible. The Compensation Committee intends to continue to evaluate the effects of the compensation limits of Section 162(m) and to grant compensation awards in the future in a manner consistent with the best interests of Adeza and Adeza Stockholders.

Summary

Through the compensation arrangements described above, a significant portion of Adeza’s executive compensation program is contingent upon the individual and company-wide performance, and realization of benefits by Adeza’s executive officers are linked to increases in long-term stockholder value. Adeza remains committed to this philosophy of pay-for-performance, recognizing that the competitive market for talented executives and the volatility of our business may result in highly variable compensation during any given annual period.

SUMMARY COMPENSATION TABLE

The following tables and descriptive materials set forth information concerning compensation earned for services rendered to Adeza by the Named Executive Officers.

				Non-Equity
			Option	Incentive Plan	All Other
		Salary	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)

Emory V. Anderson	2006	$383,402	$461,280	$192,465	$—	$1,037,147
Mark D. Fischer-Colbrie	2006	254,775	102,314	89,323	—	446,412
Durlin E. Hickok	2006	251,296	103,603	81,810	—	436,709
Marian E. Sacco	2006	244,071	103,603	85,376	—	433,050
Robert O. Hussa	2006	211,375	51,326	31,758	—	294,459

(1)	Salary amounts reported represent salary earned and paid in 2006.

(2)	The dollar amounts in this column represent the compensation cost for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with SFAS No. 123R using the Black Scholes option-pricing model and the assumptions outlined in the footnotes to Adeza’s financial statements included in its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and filed with the SEC.

(3)	See footnote (1) to the 2006 Grants of Plan-Based Awards below.

(4)	In accordance with the rules of the SEC, there were no individual perquisites equal to or greater than $10,000 during 2006 for any officer.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding stock options granted during the year ended December 31, 2006 to each of our Named Executive Officers listed in the Summary Compensation Table.

			All Other
			Option
		Estimated Future	Awards:	Exercise
		Payouts Under	Number of	or Base	Grant
		Non-Equity	Securities	Price	Date Fair
		Incentive Plan	Underlying	of Option	Value of
		Awards	Options	Awards	Option
Name	Grant Date	Target ($)(1)	(#)(2)	($/Sh)	Awards($)(3)

Emory V. Anderson	—	$192,465	—	—	—
	12/15/06	—	160,000	$15.11	$1,114,240
Mark D. Fischer-Colbrie	—	89,323	—	—	—
	12/15/06	—	50,000	15.11	348,200
Durlin E. Hickok	—	81,810	—	—	—
	12/15/06	—	50,000	15.11	348,200
Marian E. Sacco	—	85,376	—	—	—
	12/15/06	—	50,000	15.11	348,200
Robert O. Hussa	—	31,758	—	—	—
	12/15/06	—	18,750	15.11	130,575

(1)	This column sets forth the target amount of each named executive officer’s annual cash bonus award for the year ended December 31, 2006 under Adeza’s annual cash bonus award program. The actual cash bonus award earned for the year ended December 31, 2006 for each Named Executive Officer is set forth in the 2006 Summary Compensation Table above.

(2)	Stock options were granted pursuant to the 2004 Plan. 1/48th of this stock option vests monthly over four years. Vesting is contingent upon continued service with Adeza.

(3)	Represents the grant date fair value of such option award as determined in accordance with SFAS 123R. These amounts have been calculated in accordance with SFAS No. 123R using the Black Scholes option-pricing model and the assumptions outlined in the footnotes to Adeza’s financial statements included in its Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and filed with the SEC.

Stock Option Awards

In August 2004, our board of directors and stockholders approved the 2004 Plan, which became effective upon Adeza’s initial public offering. Adeza currently grants stock options to its employees, which include its executive officers, through the 2004 Plan. The 2004 Plan was established to enhance the long-term stockholder value of Adeza by offering opportunities to eligible individuals to participate in the growth in value of the equity of Adeza.

Share reserve.  At March 3, 2007, Adeza has reserved a total of 3,473,608 shares of Adeza’s common stock, subject to adjustment, for issuance under the 2004 Plan, 2,369,541 of which are available for future grant.

Automatic annual increase of share reserve.  The 2004 Plan provides that the share reserve will be cumulatively increased on January 1 of each year, beginning January 1, 2005 and for nine years thereafter, by a number of shares that is equal to the lesser of (a) 3% of the number of Adeza’s shares issued and outstanding as of the preceding December 31, (b) 525,000 shares and (c) a number of shares set by the Adeza Board.

Eligibility.  Awards under the 2004 Plan may be granted to Adeza’s employees, directors and consultants. Incentive stock options may be granted only to Adeza’s employees. The administrator of the 2004 Plan, in its discretion, approves awards granted under the 2004 Plan.

Change in control.  In the event of a corporate transaction, any or all outstanding awards may be assumed, converted or replaced. Awards assumed, converted or replaced in connection with a corporate transaction shall be appropriately adjusted. In the event of a corporate transaction where the acquiror does not assume or substitute awards granted under the 2004 Plan, the vesting with respect to such awards shall fully and immediately accelerate or the repurchase rights shall fully and immediately terminate, as the case may be, immediately prior to the consummation of the corporate transaction. In the event of a corporate transaction where the acquiror assumes or substitutes awards granted under the 2004 Plan, the vesting with respect to such awards shall fully and immediately accelerate or the repurchase rights shall fully and immediately terminate, as the case may be, if an awardee voluntarily resigns following relocation of the awardee’s workplace to a location more than 50 miles from the original location within 12 months following the corporate transaction.

Termination of awards.  Generally, if an awardee’s service to us terminates other than by reason of death or disability, vested options and SARs will remain exercisable for a period of three months following the termination of the awardee’s service, or if earlier, the expiration of the term of such award. Unless otherwise provided for by the administrator in the award agreement, if an awardee’s termination is due to death or disability, the awardee’s vested options and SARs will be exercisable for one year following the awardee’s death or disability, or if earlier, the expiration of the term of such award.

Nontransferability of awards.  Unless otherwise determined by the administrator, awards granted under the 2004 Plan are not transferable other than by will, a domestic relations order, or the laws of descent and distribution and may be exercised during the awardee’s lifetime only by the awardee.

Exercise price of stock options.  The administrator determines the exercise price of options at the time the options are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant. With respect to incentive stock options granted to a 10% stockholder, the exercise price shall not be less than 110% of the fair market value of our common stock on the date of grant. Unless otherwise determined by the administrator, the exercise price of a nonstatutory stock option will generally not be less than 85% of the fair market value of our common stock on the date of grant. The fair market value of our common stock will generally be the closing sales price as quoted on The Nasdaq Global Select Market on the date of the grant.

Exercise of option; form of payment.  The administrator determines when options become exercisable. The means of payment for shares issued on exercise of an option are specified in each award agreement. The 2004 Plan permits payment to be made by cash, check, wire transfer, other shares of our common stock that meet certain holding period requirements (valued at the fair market value of Adeza’s common stock on the exercise date), a broker-assisted same-day sale transaction or cancellation of any debt owed by us or any of our affiliates to the optionholder.

Term of option.  The term of an option may be no more than ten years from the date of grant. No option may be exercised after the expiration of its term. Any incentive stock option granted to a 10% stockholder may not have a term of more than five years.

Stock appreciation rights.  The administrator may grant stock appreciation rights (“SAR”) alone, in addition to, or in tandem with, any other awards under this plan. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administrator. The excess amount will be payable in ordinary shares, in cash or in a combination thereof, as determined by the administrator. The terms and conditions of a SAR will be contained in an award agreement. The grant of a SAR may be made contingent upon the achievement of objective performance conditions.

Stock awards.  The administrator may grant stock awards of restricted shares as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by the administrator. The terms and conditions of a stock award will be found in an award agreement. Vesting and restrictions on the ability to exercise such stock awards may be conditioned upon the achievement of one or more goals, as determined by the administrator in its discretion. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

Cash awards.  The administrator may grant cash awards, which entitle the recipient to a cash payment on the satisfaction of performance goals described in the award. The administrator determines the terms, conditions and restrictions related to cash awards.

Amendment and termination of the 2004 Plan.  The Adeza Board may amend, alter, suspend or terminate the 2004 Plan, or any part thereof, at any time and for any reason. However, we will solicit stockholder approval for any amendment to the 2004 Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by the Adeza Board or Adeza’s Stockholders may alter or impair any award previously granted under the 2004 Plan without the written consent of the awardee. The 2004 Plan has a term of 10 years, but it may be terminated by our board of directors at any time.

Annual Cash Bonus Awards

Adeza maintains an annual cash bonus award program to reward executive officers and other employees for company-wide and individual performance. For more information regarding Adeza’s annual cash bonus award program, see “Compensation Discussion and Analysis — Executive Compensation Program — Bonus.”

Other Arrangements

Executive officers are eligible to participate in all of Adeza’s employee benefit plans, such as medical, dental, vision, group life, short-term disability insurance, flexible spending and Adeza’s 401(k) plan, in each case generally on the same basis as other employees. Executive officers are also provided with one perquisite as described under “Executive Compensation Discussion and Analysis — Executive Compensation Program — Perquisites.”

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding the outstanding stock option awards classified as exercisable and unexercisable held by our Named Executive Officers as of December 31, 2006. The table also shows unvested and unearned stock option awards (both time-based awards and performance-contingent) assuming a market value of $14.91 a share (the closing market price of Adeza’s common stock on December 29, 2006).

	Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options (#)	Options (#)	Exercise	Expiration
Name		Exercisable	Unexercisable	Price ($)	Date

Emory V. Anderson	(1)	—	160,000	$15.11	12/15/2016
	(2)	87,990	—	3.33	6/1/2012
	(1)	98,438	70,312	10.00	8/4/2014
Mark D. Fischer-Colbrie	(1)	—	50,000	15.11	12/15/2016
	(1)	54,446	—	3.33	2/28/2011
	(2)	26,978	—	3.33	6/1/2012
	(2)	10,523	—	3.33	6/1/2012
	(1)	17,500	12,500	10.00	8/4/2014
	(3)	4,375	3,125	10.00	8/4/2014
Durlin E. Hickok	(1)	—	50,000	15.11	12/15/2016
	(1)	1,875	—	0.97	6/18/2008
	(1)	6,250	—	0.97	10/14/2008
	(4)	3,857	—	0.97	12/7/2010
	(2)	69,000	—	3.33	6/1/2012
	(1)	21,875	15,625	10.00	8/4/2014
Marian E. Sacco	(1)	—	50,000	15.11	12/15/2016
	(1)	52,010	—	0.97	9/3/2007
	(4)	5,727	—	0.97	1/1/2009
	(4)	6,710	—	0.97	12/7/2010
	(2)	30,625	—	3.33	6/1/2012
	(1)	12,500	15,625	10.00	8/4/2014
Robert O. Hussa	(1)	—	18,750	15.11	12/15/2016
	(4)	5,315	—	0.97	12/7/2010
	(1)	10,938	7,812	10.00	8/4/2014

(1)	The shares underlying the option vest and become exercisable monthly over 48 months.

(2)	A portion or approximately 1/6th of said option is immediately exercisable on June 1, 2002 and which shall vest as to the remaining shares in equal monthly installments through October 1, 2005.

(3)	Immediately exercisable as to 2,813 shares of common stock underlying the option on February 4, 2006, and the remaining shares vest in equal monthly installments from February 4, 2006 through August 4, 2008.

(4)	The stock option vests as to 100% of the shares of common stock subject to the stock option on date of grant.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth the number of shares acquired pursuant to the exercise of options by our Named Executive Officers during the year ended December 31, 2006 and the aggregate dollar amount realized by our Named Executive Officers upon exercise of the option:

	Option Awards
	Number of
	Shares
	Acquired	Value Realized
	on Exercise	on Exercise
Name	(#)	($)(1)

Marian E. Sacco	29,890	$410,957
Robert O. Hussa	8,650	$174,056

(1)	The aggregate dollar value realized upon the exercise of an option represents the difference between the market price of the underlying shares on the date of exercise and the exercise price of the option, multiplied by the number of shares exercised.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Emory V. Anderson

The following table describes the potential payments and benefits upon employment termination for Mr. Anderson, Adeza’s President and Chief Executive Officer, as if his employment had terminated as of December 31, 2006, the last business day of Adeza’s last fiscal year.

	Within 12 Months of	More Than 12 Months
	Change in Control	Following Change in Control
	Termination Without	Termination Without
	Cause or for Good	Cause or for Good
	Reason	Reason

Compensation and Benefits
Base Salary(2)	$577,394	$384,929
Bonus(3)	137,475	91,650
Vesting Acceleration(1)	345,232	207,141
COBRA Premiums	8,269	5,513

(1)	The value of vesting acceleration is based on the closing price of Adeza’s common stock on December 29, 2006 ($14.91) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

(2)	Eighteen (18) months salary continuation for termination within 12 months of change in control; twelve (12) months salary continuation for termination more than 12 months post change in control.

(3)	75% of bonus paid in prior year for termination within 12 months of change in control; 50% of bonus paid in prior year for termination more than 12 months post change in control.

Mark D. Fischer-Colbrie

The following table describes the potential payments and benefits upon employment termination for Mr. Fischer-Colbrie, Adeza’s Senior Vice President Finance and Administration and Chief Financial Officer, as if his employment had terminated as of December 31, 2006, the last business day of Adeza’s last fiscal year.

	Within 12 Months of	More Than 12 Months
	Change in Control	Following Change in Control
	Termination Without	Termination Without
	Cause or for Good	Cause or for Good
	Reason	Reason

Compensation and Benefits
Base Salary(2)	$267,968	$133,984
Bonus(3)	42,535	21,267
Vesting Acceleration(1)	76,719	42,578
COBRA Premiums	16,758	8,379

(1)	The value of vesting acceleration is based on the closing price of Adeza’s common stock on December 29, 2006 ($14.91) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

(2)	Twelve (12) months salary continuation for termination within 12 months of change in control; six (6) months salary continuation for termination more than 12 months post change in control.

(3)	50% of bonus paid in prior year for termination within 12 months of change in control; 25% of bonus paid in prior year for termination more than 12 months post change in control.

Other Named Executive Officers

The following table describes the potential payments and benefits upon employment termination for each of the Named Executive Officers, other than Mr. Anderson and Mr. Fischer-Colbrie, as if such Named Executive Officer’s employment terminated as of December 31, 2006, the last business day of Adeza’s last fiscal year.

Within Twelve (12) months of Change in Control

				Vesting
		Bonus Payment		Acceleration
	Base Salary	(37.5% of Prior	COBRA	(12 Months
	(9 Months)	Year Payment)	Premiums	Acceleration)(1)

Name
Durlin E. Hickok	$198,232	$29,218	$8,273	$46,031
Marian E. Sacco	201,243	30,491	12,569	46,031
Robert O. Hussa	158,791	11,686	8,645	23,016

(1)	The value of vesting acceleration is based on the closing price of Adeza’s common stock on December 29, 2006 ($14.91) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

More Than Twelve (12) months of Change in Control

		Bonus Payment
	Base Salary	(25% of Prior	COBRA
	(6 Months)	Year Payment)	Premiums

Name
Durlin E. Hickok	$132,155	$19,479	$5,515
Marian E. Sacco	134,162	20,328	8,379
Robert O. Hussa	105,861	7,791	5,763

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No interlocking relationship exists, or in the past fiscal year has existed, between any member of our Compensation Committee and any member of any other company’s board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the Adeza Board, including a majority of the independent and disinterested members of the Adeza Board, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

From January 1, 2005 until the date of this Information Statement, there has not been any transaction or series of similar transactions, nor is there currently proposed any transaction or series of similar transactions, to which we were, are, or would be a party, and in which the amount involved exceeded or would exceed $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation arrangements (including with respect to equity compensation as described herein) and the transactions described below.

Management continuity agreements

Chief Executive Officer Management Continuity Agreement.  On January 12, 2007, Adeza entered into an Amended and Restated Management Continuity Agreement with Mr. Anderson, President and Chief Executive Officer of Adeza. The agreement supersedes and replaces Mr. Anderson’s original management continuity agreement with Adeza dated October 21, 2004.

Under the original agreement, in the event that Adeza experienced a change of control, 75% of Mr. Anderson’s then unvested equity awards would have accelerated and become fully vested. Further, on termination of Mr. Anderson without cause or his resignation from Adeza for good reason within 12 months after a change of control, Mr. Anderson was entitled to, among other benefits, (i) severance payments over an 18 month period following termination, (ii) a lump sum payment equal to 75% of the bonus payment made to Mr. Anderson in the prior fiscal year, (iii) COBRA coverage for 18 months following termination and (iv) full acceleration of Mr. Anderson’s then unvested equity awards, which would have remained exercisable for 18 months following his termination. The agreement also provided for a tax “gross-up” payment to indemnify Mr. Anderson for the effect of any “golden parachute” excise tax on these benefits.

Pursuant to the terms of the current agreement, in the event that Adeza experiences a change of control, the vesting of each stock option granted to Mr. Anderson shall accelerate such that 75% of the aggregate number of unvested stock options shall become vested immediately prior to the effective date of the transaction. In the event that Mr. Anderson is terminated without cause or Mr. Anderson resigns from Adeza for good reason within 12 months after a change of control, Mr. Anderson will, subject to certain conditions (including the signing of a general release of all claims against Adeza), be entitled to receive certain severance benefits, including the following:

•	Mr. Anderson will be entitled to receive: (i) severance payments over the 24 month period following his termination date equal to his annual base salary in effect at the time of his termination, payable in accordance with Adeza’s standard payroll practices, (ii) a lump sum payment equal to 200% of the bonus payment made to Mr. Anderson for Adeza’s prior fiscal year and (iii) a lump sum payment equal to a pro rata portion of the bonus payment made to Mr. Anderson for Adeza’s prior fiscal year based on the number of completed months of Mr. Anderson’s employment during the fiscal year in which the termination occurs.

•	The outstanding unvested stock options held by Mr. Anderson as of the date of his termination will become fully vested and exercisable as of that date and each stock option granted on or after July 23, 2004, shall remain exercisable for a period of eighteen (18) months following Mr. Anderson’s termination date (but not later than the expiration date of a stock option as set forth in the applicable option agreement).

•	If Mr. Anderson timely elects continuation of his then-current health insurance benefits under COBRA, then Adeza will continue to pay the health insurance premiums it paid prior to the date of his termination for up to 24 months.

If the total amount of payments and benefits to be provided to Mr. Anderson under the agreement in connection with a change of control would cause Mr. Anderson to incur “golden parachute” excise tax liability, then Adeza will provide a tax “gross-up” payment to indemnify Mr. Anderson for the effect, if any, of the applicable excise tax.

The description above is qualified in its entirety by reference to the Amended and Restated Management Continuity Agreement between the Company and Mr. Anderson, which is filed as an exhibit to the Schedule 14D-9, and is incorporated herein by reference.

Chief Financial Officer Management Continuity Agreement.  On January 12, 2007, Adeza entered into an Amended and Restated Management Continuity Agreement with Mr. Fischer-Colbrie, Vice President, Finance and Administration and Chief Financial Officer of the Company. The agreement supersedes and replaces Mr. Fischer-Colbrie’s original management continuity agreement with Adeza dated October 21, 2004.

Under the original agreement, in the event that Adeza experienced a change of control, 50% of Mr. Fischer-Colbrie’s then unvested equity awards would have accelerated and become fully vested. Further, on termination of Mr. Fischer-Colbrie without cause or his resignation from Adeza for good reason within 12 months after a change of control, Mr. Fischer-Colbrie was entitled to, among other benefits, (i) severance payments over a 12 month period following termination, (ii) a lump sum payment equal to 50% of the bonus payment made to Mr. Fischer-Colbrie in the prior fiscal year, (iii) COBRA coverage for 12 months following termination and (iv) full acceleration of Mr. Fischer-Colbrie’s then unvested equity awards, which would have remained exercisable for 18 months following his termination. The agreement also provided for a tax “gross-up” payment to indemnify Mr. Fischer-Colbrie for the effect of any “golden parachute” excise tax on these benefits.

Pursuant to the terms of the current agreement, in the event that Adeza experiences a change of control, the vesting of each stock option granted to Mr. Fischer-Colbrie shall accelerate such that 50% of the aggregate number of unvested stock options shall become vested immediately prior to the effective date of the transaction. In the event that Mr. Fischer-Colbrie is terminated without cause or Mr. Fischer-Colbrie resigns from Adeza for good reason within 12 months after a change of control, Mr. Fischer-Colbrie will, subject to certain conditions (including the signing of a general release of all claims against Adeza), be entitled to receive certain severance benefits, including the following:

•	Mr. Fischer-Colbrie will be entitled to receive: (i) severance payments over the 18 month period following his termination date equal to his annual base salary in effect at the time of his termination, payable in accordance with Adeza ’s standard payroll practices, (ii) a lump sum payment equal to 150% of the bonus payment made to Mr. Fischer-Colbrie for Adeza ’s prior fiscal year, and (iii) a lump sum payment equal to a pro rata portion of the bonus payment made to Mr. Fischer-Colbrie for Adeza’s prior fiscal year based on the number of completed months of Mr. Fischer-Colbrie’s employment during the fiscal year in which the termination occurs.

•	The outstanding unvested stock options held by Mr. Fischer-Colbrie as of the date of his termination will become fully vested and exercisable as of that date and each stock option granted on or after July 23, 2004, shall remain exercisable for a period of eighteen (18) months following Mr. Fischer-Colbrie’s termination date (but not later than the expiration date of a stock option as set forth in the applicable option agreement).

•	If Mr. Fischer-Colbrie timely elects continuation of his then-current health insurance benefits under COBRA, then the Company will pay the health insurance premiums it paid prior to the date of his termination for up to 18 months.

If the total amount of payments and benefits to be provided to Mr. Fischer-Colbrie under the agreement in connection with a change of control would cause Mr. Fischer-Colbrie to incur “golden parachute” excise tax liability, then the Company will provide a tax “gross-up” payment to indemnify Mr. Fischer-Colbrie for the effect, if any, of the applicable excise tax.

The description above is qualified in its entirety by reference to the Amended and Restated Management Continuity Agreement between Adeza and Mr. Fischer-Colbrie, which is filed as an exhibit to the Schedule 14D-9, and is incorporated herein by reference.

Vice President Management Continuity Agreements.  On January 12, 2007, Adeza entered into an Amended and Restated Management Continuity Agreement with each of Dr. Hickok, Vice President, Research and Development of Adeza, Dr. Hussa, Vice President, Medical Affairs of Adeza and Ms. Sacco, Vice President, Sales and Marketing of Adeza (each, a “Vice President”). Each such agreement supersedes and replaces the respective Vice President’s original management continuity agreement with Adeza dated October 21, 2004.

Under each respective original agreement, in the event that Adeza experienced a change of control, 50% of a Vice President’s then unvested equity awards would have accelerated and become fully vested. Further, on termination of such Vice President without cause or his or her resignation from Adeza for good reason within 12 months after a change of control, such Vice President was entitled to, among other benefits, (i) severance payments over a 9 month period following termination, (ii) a lump sum payment equal to 37.5% of the bonus payment made to such Vice President in the prior fiscal year, (iii) COBRA coverage for 9 months following termination and (iv) the outstanding unvested stock options held by such Vice President as of the date of termination would accelerate and become immediately vested and exercisable as to 12 months of additional vesting. Each agreement also provided for a tax “gross-up” payment to indemnify a Vice President for the effect of any “golden parachute” excise tax on these benefits.

Pursuant to the terms of each current agreement, in the event that Adeza experiences a change of control, the vesting of each stock option granted to a Vice President shall accelerate such that 50% of the aggregate number of unvested stock options shall become vested immediately prior to the effective date of the transaction. In the event that a Vice President is terminated without cause or a Vice President resigns from Adeza for good reason within 12 months after a change of control, the Vice President will, subject to certain conditions (including the signing of a general release of all claims against Adeza), be entitled to receive certain severance benefits, including the following:

•	The Vice President will be entitled to receive: (i) severance payments over the 18 month period following his or her termination date equal to his or her annual base salary in effect at the time of his or her termination, payable in accordance with Adeza’s standard payroll practices, (ii) a lump sum payment equal to 150% of the bonus payment made to the Vice President for Adeza’s prior fiscal year, and (iii) a lump sum payment equal to a pro rata portion of the bonus payment made to the Vice President for Adeza’s prior fiscal year based on the number of completed months of the Vice President’s employment during the fiscal year in which the termination occurs.

•	The outstanding unvested stock options held by the Vice President as of the date of his or her termination will become immediately vested and exercisable as of that date as to the number of shares that would have vested in accordance with the terms of such stock option as of the date 12 months after the termination date (assuming that the Vice President had remained an employee of Adeza for 12 months after the termination date) and each option granted on or after July 23, 2004, shall remain exercisable for a period of eighteen (18) months following the Vice President’s termination date (but not later than the expiration date of a stock option as set forth in the applicable option agreement).

•	If the Vice President timely elects continuation of his or her then-current health insurance benefits under COBRA, then the Company will pay the health insurance premiums it paid prior to the date of his or her termination for up to 18 months.

If the total amount of payments and benefits to be provided to a Vice President under the agreement in connection with a change of control would cause the Vice President to incur “golden parachute” excise tax liability, then Adeza will provide a tax “gross-up” payment to indemnify the Vice President for the effect, if any, of the applicable excise tax.

The description above is qualified in its entirety by reference to the Amended and Restated Management Continuity Agreements between Adeza and each of Dr. Hickok, Dr. Hussa and Ms. Sacco, which are filed with the Schedule 14D-9, and are incorporated herein by reference.

Indemnification agreements

We have entered into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.

Other agreements

All of our current employees and consultants have entered into agreements with us relating to the protection of our confidential information and the assignment of inventions. None of our employees are employed for a specified term and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause, without further liability or obligation.

Director Compensation

See “Compensation of Directors.”

Merger Agreement

Pursuant to the terms of the Merger Agreement, each option to purchase Shares held by a director or executive officer of Adeza that is outstanding and unexercised at the effective time (the “Effective Time”) of the Merger (whether or not otherwise exercisable) will be canceled at the Effective Time and each former holder of such canceled option shall be entitled to receive, in exchange for the cancellation of such option, an amount in cash equal to the excess, if any, of $24.00 per share over the per share exercise price of such option without interest, less any applicable withholding taxes, multiplied by the number of Shares underlying the canceled option (whether or not the option to acquire such Shares would otherwise have been exercisable). See the section entitled “Merger Consideration and Cash-Out of Options” from the Schedule 14D-9, which is incorporated herein by reference.